Hemp Technology, Inc.

A Wyoming Company

3000, 421 - 7th Avenue SW ● Calgary, Alberta, T2P4K9 Canada ● Phone: (403) 870-8032

March 17, 2020

VIA EDGAR TRANSMISSION AND E- MAIL

Division of Corporation Finance
Office of Life Sciences
U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Hemp Technology, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed February 21, 2020
File No. 000-56135

Ladies and Gentlemen:

On behalf of Hemp Technology, Inc. (the “Company”), we are hereby responding to the comment letter, dated March 2, 2020 (the “Comment Letter”), from the Staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amended No. 1 Registration Statement on Form 10-12G (File No. 000-56135). In response to the Comment Letter, the Company is filing with the Commission today an second amended Registration Statement on Form 10-12G/A.

Please note, with this second amended Registration Statement, we have updated the financial statements, as required by Rule 8-08 of Regulation S-X, to reflect our most recent quarterly financials.

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement. The Company’s response is set forth below providing you with a response to each comment. Additionally, we are enclosing a marked copy of the amended Registration Statement in PDF format in order to help you expedite your review process.

Amendment No.1 to Registration Statement on Form 10-12G filed on February 21, 2020

Item 1. Business, page 4

1.	We note your response to our prior comment number 1. Please expand your disclosures to state, if true, that you do not believe that the acquisition of Pettanicals Pet Treats Inc. is considered probable. We reference the guidance in Rule 8-04 of Regulation S-X.

March 17, 2020

Response: The acquisition of Pettanicals is no longer probable. On March 6, 2020, the Company entered into Termination Agreement and Mutual Release with Pettancials (See Exhibit 10.5). The acquisition of Pettanicals has been terminated. The shares held in escrow have been returned to the corporate Treasury for cancellation.

Principal Products or Services, page 4

2.	We note your response to our prior comment 4. Please clarify whether the Pettanical branded products include CBD. To the extent that they do, please tell us why the risk factor deleted from page 12 is not applicable to your planned operations. To the extent you plan to market and sell food products, including animal foods and supplements, that contain CBD in a manner that would violate US federal law, please make this clear in your risk factors and in your business section, or tell us why your operations would not be in violation of US federal law.

Response: This respectfully notes the Staff comment. To the first part of your comment concerning Pettanicals, this is no longer applicable, since the Company terminated its acquisition plans. See response in comment No. 1 above. We have also added disclosure to the Registration Statement that the Pettanicals acquisition has been terminated.

To the second part of your comment, as stated in the Registration Statement our intended product line-up consists of: 1) whole plant hemp; 2) CBD isolate powder; 3), high CBD hemp seeds; 4) CBD distillate oil; and 5) hemp-derived full spectrum CBD oil. CBD represents one of many possible revenue streams that may be sourced and isolated from hemp. Further, we have no intentions to use CBD in the pet formulas until such time that we could comply with FDA regulations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Plan of Operation, page 19

3.	We note your disclosure that as of October 31, 2019 the Company had $27,400 of cash on hand and that management believes it has sufficient cash to finance its operations for the next twelve months without adding any revenues. Given your going concern disclosure on page F-6 and your current burn rate as disclosed on page 14, it is not apparent how the Company has sufficient resources to fund its operations for the next twelve months. Please advise or revise.

Response: We have revised the Registration Statement under Plan of Operation to state that “The Company does not have sufficient funds on hand to pay its expenses for the next twelve (12) months.” We have also added in this section, “If we are unable to obtain a sufficient amount of funding required, either from our officers or outside funding, we shall be required to cease our operations and close our business which can result is a total loss of any investor’s investments in our company.”

March 17, 2020

Exhibits

4.	We note your response to our prior comment 20 and the filing of your articles of incorporation dated October 17, 2005 as Exhibit 3.10. However, we were not able to locate your amendment dated April 2, 2007 and your Articles of Domestication with the State of Wyoming dated July 23, 2013. With your next amendment, please file the complete articles of incorporation for the company, as amended. Refer to Item 601(b)(3)(i) of Regulation S-K.

Response: Our Articles of Domestication have been filed with our second amendment (See Exhibit 3.11); and, we filed our Articles of Merger, dated March 23, 2007, effective April 2, 2007, where we engaged in a merger with our wholly owned subsidiary, “Clean Power Concepts, Inc.,” for the purpose of changing our name. Pursuant to the Articles of Merger, on April 2, 2007, we amended our Articles and we changed our corporate name from Loma Verde, Inc. to Clear Power Concepts, Inc. (See Exhibit 3.12).

We thank you for your thorough review process to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing. Please let us know if you have any additional comments.

Hemp Technology, Inc.

By:	/s/ Michael Shenher
Michael Shenher
Chairman and Chief Executive Officer